Exhibit 99.1

St. John's, NL – May 8, 2025

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,
APPOINTMENT OF AUDITORS, AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual Meeting of Shareholders held today. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors, and approving the non-binding advisory vote regarding the Corporation's approach to executive compensation.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Board to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Tracey C. Ball	286,660,945	98.65	3,928,062	1.35
Pierre J. Blouin	286,077,913	98.45	4,511,105	1.55
Lawrence T. Borgard	288,721,236	99.36	1,867,782	0.64
Maura J. Clark	286,893,509	98.73	3,695,499	1.27
Margarita K. Dilley	288,494,681	99.28	2,091,092	0.72
Julie A. Dobson	277,864,211	95.62	12,724,807	4.38
Lisa L. Durocher	287,866,735	99.06	2,722,282	0.94
David G. Hutchens	288,789,300	99.38	1,799,717	0.62
Gregory E. Knight	289,097,301	99.49	1,491,717	0.51
Gianna M. Manes	285,627,445	98.29	4,961,572	1.71
Don R. Marchand	287,961,640	99.10	2,627,378	0.90
Jo Mark Zurel	282,000,698	97.04	8,588,320	2.96

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Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
295,397,407	99.46	1,618,420	0.54

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay").

# Votes For	% Votes For	# Votes Against	% Votes Against
273,716,820	94.19	16,872,191	5.81

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2024 revenue of $12 billion and total assets of $75 billion as at March 31, 2025. The Corporation's 9,800 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

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